FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-15232

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(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, May 6, 2003

Press release

+5.3% 1st quarter 2003 revenues growth

• Group revenues:	+5.3% (EUR 10.8 billion)
• Group organic growth:	+6.8% (Energy: +6.1% Environment: +7.5%)

• Revenues in Europe and North America:	EUR 9.7 billion, i.e. 90% of total revenues (+12.6%)

Total Group revenues at March 31, 2003 were EUR 10.8 billion, an increase of 5.3% compared with the figure for the same period in 2002. Most revenues are generated in Europe and North America. Europe and North America represent 90% of total and grew by 12.6% in relation to the 1st quarter 2002.

These revenues growth figures include the negative impact of exchange rate fluctuations and the favorable impacts of changes in Group structure and natural gas price increases in relation to 1st quarter 2002.

➢	Exchange rate fluctuations (negative impact EUR 611.9 million), the main factors being depreciations of the U.S. dollar (-EUR 206.1 million) and of South American currencies (including Brazil for -EUR 235.5 million and Argentina for -EUR 65.5 million).

➢	Changes in Group structure (positive impact EUR 291.2 million). The main factors were the acquisition of Interpower, consolidation of ACEA Electrabel SPA and subsidiaries, and 2002 ownership increases in Teris and Teris LLC.

➢	Natural gas prices (positive impact EUR 202 million). Natural gas prices were higher during 1st quarter 2003 in relation to the same period in 2002.

On a comparable basis, Group organic revenues were up 6.8%, as a result both of Energy (+6.1%) and Environment (+7.5%) activities, reflecting SUEZ businesses’ commercial dynamism and their growth potential, despite a continuing difficult economic environment. This favorable top line trend, in line with Group expectations, was due to sustained growth in its domestic European markets in both the environment (France, Spain, and others) and the energy sectors, the latter due to the cold winter. Outside Europe, the notable organic growth in North America resulted from the startup of the Puerto Rico contract and the energy sales growth following the bringing into service of new power plants, good performance of the LNG business and the cold winter there as well.

REVENUES CONTRIBUTION BY BUSINESS ACTIVITY

(in EUR millions)	March 31, 2003	March 31, 2002 (1)	Gross change	Organic growth (2)
Energy	6,794.1	6,415.8	+5.9%	+6.1%
Environment	3,772.2	3,656.3	+3.2%	+7.5%

Subtotal	10,566.3	10,072.1	+4.9%	+6.6%

Other businesses	190.2	142.8	+33.2%	+21.6%

TOTAL GROUP	10,756.5	10,214.9	+5.3%	+6.8%

(1)	Reported in 2002, after netting energy trading purchases and sales.

(2)	On a 2002/2003 comparable basis, i.e. constant exchange rates and accounting methods, after netting energy trading purchases and sales, and excluding natural gas price variations and changes in Group structure.

GROUP BUSINESS REVENUES TREND

■	ENERGY

Energy revenues grew by 5.9%, of which 6.1% came from organic growth. The unfavorable impact of foreign exchange fluctuations was nearly offset by changes in Group structure and natural gas price increases.

(in EUR millions)	March 31, 2003	March 31, 2002 (1)	Gross change	Organic growth
Electricity & Gas Europe	3,389.5	2,910.6	+16.5%	+8.4%
Electricity & Gas International	1,088.1	1,223.1	-11.0%	+7.3%
Energy and Industrial Services	2,316.5	2,282.1	+1.5%	+2.4%

	6,794.1	6,415.8	+5.9%	+6.1%

(1)	Trigen contribution (EUR 124 million) transferred from SEI to EGI and netting energy trading purchases and sales.

1.	Revenues of Electricity & Gas in Europe (EGE) increased by 16.5% during 1st quarter 2003. On a comparable basis, revenues increased EUR 249.9 million reflecting 8.4% organic growth, thanks to strong growth in natural gas sales:

-	Electricity (+EUR 38 million)

•	Sales to direct customers increased by EUR 89 million. This growth is accounted for by expanded sales outside the Benelux, particularly in Italy, and by a transfer of customers from mixed inter-communal companies toward the deregulated market segment which is provided directly by Electrabel and Electrabel Customer Solutions. In Belgium, electricity volumes sold to direct customers increased by 18.5%.

•	Sales to distributors and other wholesalers, mainly in Belgium, declined EUR 75 million as a result of the transfer mentioned above of customers to the deregulated market segment. Outside the Benelux sales are progressing, particularly in Poland and Hungary.

-	Natural gas (+EUR 212 million)

•	sales to distributors in Belgium increased in volume terms over the same period in 2002 due to 2003’s harsher winter.

•	export volumes grew substantially with punctual sales in Spain and the signing of a new contract in France.

2.	The revenues trend for Electricity & Gas International (-11.0%), was accounted for by unfavorable exchange rate fluctuations. On a comparable basis, EGI’s contribution rose by EUR 73.7 million, for an organic growth rate of 7.3%, and this despite of the strong 1st quarter 2002 performance due to the positive impact of rationing in Brazil. First quarter 2003 growth was generated mainly in North America (+EUR 136.5 million), with several factors contributing to the positive trend: a progression in LNG activity (+EUR 87 million); Trigen’s good performance (+EUR 18.1 million); and the startup of two new power plants, one at Red Hills, Mississippi on April 1, 2002 and the other at Ennis, Texas on May 2, 2002 (+EUR 52 million). In Latin America, excluding the impact of rationing, sales increased slightly following the replacement in Brazil of the initial contractual volumes sold to distributors with new bi-lateral contracts (+EUR 46 million). In Asia, the Bowin power plant (Thailand) entered service at the end of January 2003 (+EUR 32 million) and Hanjin City Gas (South Korea) has turned in a good performance (+EUR 21 million).

3.	Revenues from Energy and Industrial Services increased by 1.5%. On a comparable basis, this rate was higher, bringing organic growth to 2.4% (+EUR 54.7 million). Most of this growth resulted from Elyo’s expansion in operation and maintenance, outsourcing, as well as from the increased output of cogeneration.

■	ENVIRONMENT

Environment businesses’ organic growth was 7.5%. Exchange rate fluctuations had an unfavorable impact (-EUR 271.1 million). Changes in Group structure relate mainly to the increase in ownership of Teris and Teris LLC following the acquisition of Rhodia’s shares.

(in EUR millions)	March 31, 2003	March 31, 2002	Gross change	Organic growth
Local Services (SELS) (1)	3,128.0	2,917.7	+7.2%	+8.9%
SELS Water Europe	1047.7	977.5	+7.2%	+5.0%
SELS Waste Services	1261.8	1182.7	+6.7%	+3.2%
Degrémont	191.1	173.5	+10.2%	+16.9%
Others / International	627.4	584.0	+7.4%	+27.9%
Industrial Services (SEIS)	644.2	738.6	-12.8%	+1.8%

	3,772.2	3,656.3	+3.2%	+7.5%

(1)	The presentation of Local Services activities reflects the organization established since May 2002.

SUEZ Environment Local Services (SELS) generated EUR 3.1 billion in revenues, a net increase, excluding exchange rate fluctuations and changes in Group structure, of 8.9% or +EUR 240.4 million (+4.7% excluding Puerto Rico). This progression stemmed mainly from SELS activities in Europe and North America, which account for 87% of this business line’s activity. Water and Waste Services in Europe grew by 5% and 3.2% respectively, thanks to sustained activity levels in France and Spain. In France, the continued development of sanitation activities in the municipal and industrial markets and increased hazardous waste landfill volumes are the main drivers of growth. Degrémont continued its expansion in Europe (+EUR 15 million with numerous contracts signed in France, Spain, and Italy) and in North America (+EUR 9 million). International activities benefit from strong organic growth in water in North America, with the July 1, 2002 startup of the new Puerto Rico contract, which generated EUR 113.9 million during the 1st quarter of 2003, and the development of unregulated activities in the U.S.

Revenues from Environment Industrial Services (Ondeo Nalco and OIS) recorded net growth of 1.8% (+EUR 11.1 million). Nalco revenues increased by 1.2% largely to the oil and paper manufacturing sectors. Ondeo Industrial Solutions revenues expanded with significant contracts signed during the 1st quarter 2003 which represent activities of over EUR 50 million.

■	OTHERS

Revenues from the Communications sector grew by 33.2%, an increase of EUR 47.5 million over 1st quarter 2002; this growth was attributed to a good performance by M6 and to increased sales by Noos. This sector’s organic growth was 21.6%.

REVENUES BREAKDOWN BY GEOGRAPHIC ZONE

The geographic revenues breakdown was as follows:

(in EUR millions)	March 31, 2003	March 31, 2002(1)	Gross change
France	2 454.1	2 275.7	+7.8%
Belgium	2 991.1	2 700.6	+10.8%

Subtotal, France-Belgium	5 445.2	4 976.3	+9.4%

Other European Union	2 593.4	2 428.4	+6.8%
Other European countries	343.3	201.0	+70.8%
North America (2)	1 272.0	967.3	+31.5%

Subtotal Europe and North America	9,653.9	8,573.0	+12.6%

South America	405.0	922.9	-56.1%
Asia and Oceania	565.0	562.3	+0.5%
Africa	132.6	156.7	-15.4%

TOTAL	10,756.5	10,214.9	+5.3%

(1)	Reported in 2002, after netting energy trading purchases and sales.
(2)	including Mexico.

Growth in France and Belgium was sustained. Great growth in North America results for 1/3 from the new Puerto Rico contract. Decline in revenues from South America is related to the depreciation of the currencies of Argentina and Brazil.

ORGANIC REVENUES GROWTH ON A COMPARABLE BASIS

Organic growth in revenues on a comparable basis is as follows:

	March 31, 2003	March 31, 2002	Organic growth
Reported revenues	10,756.5	11,564.9
Energy trading(1)		1,350.0

Reported revenues, excluding trading	10,756.5	10,214.9
Changes in Group structure(2)	398.8	- 107.6
Exchange rate fluctuations		- 611.9
Natural gas prices		202.0

Comparable	10,357.7	9,697.4	+6.8%

(1)	The contribution of trading, EUR 1,350 million for 1st quarter 2002, is now presented after netting of energy trading purchases and sales in revenues at March 31, 2003.

The contribution of trading “around the assets” activities, whose purpose is to optimize the Group’s energy production assets and fuel purchase and energy sales portfolio, is fully accounted for within Group revenues. For 1st quarter 2003, the figure was EUR 390.6 million (versus 194.8 million for 1st quarter 2002).

(2)	Respectively 2003 revenues of subsidiaries added to the consolidation scope and 2002 revenues of subsidiaries withdrawn from the consolidation scope since April 1 2002.

SUEZ, a worldwide industrial and services Group, provides innovative solutions in Energy – electricity and gas – and the Environment – water and waste services.

It generated 2002 revenues of EUR 40.218 billion (excluding energy trading). The Group is listed on the Euronext Paris, Euronext Brussels, Luxemburg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Commission des Opérations de Bourse. The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:		Financial analyst contact:
Catherine Guillon:	(331) 40 06 6715	Arnaud Erbin: (331) 40 06 6489
Antoine Lenoir:	(331) 40 06 6650	Eleonore de Larboust: (331) 40 06 17 53

For Belgium:
Guy Dellicour:	00 322 507 02 77

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : May 6, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary